Contact

www.linkedin.com/in/lesliejschulze
(LinkedIn)

Top Skills

Cash Flow

Financial Audits

Journal Entries (Accounting)

Languages

English

Certifications

Certified Public Accountant

AICPA Member

Charted Global Management Accountant (CGMA)

Leslie Schulze

Fractional Biotech CFO (currently Origami Therapeutics & Therini Bio), Small Business Owner, Accounting Student Mentor, Founder & BOD Member for a Public Charity

Carlsbad, California, United States

Summary

Leslie has over 20 years of experience as a strategic thinking Financial Accounting professional, including over 13 years of experience as a senior biotech executive in start-up pharmaceutical research and development organizations from discovery stage through a commercial product. She has made significant contributions throughout her biotech career, including obtaining venture capital (VC) financing, non-dilutive funding (including government contracts and grants), corporate collaborations, mergers and acquisitions, and asset acquisitions/sales. Leslie has been responsible for all administrative functions and has a proven track record of building highly effective and streamlined finance, accounting, human resources, IT, facilities, and administrative teams from the ground up that became an integral part of the R&D teams. She has effectively implemented and/or streamlined and improved policies and procedures with respect to finance, accounting, and operations structures to ensure accurate and timely budgeting, forecasting, financial reporting, and effective lines of communication amongst the management team.

Experience

Cornerstone Business Solutions, Inc.

President & CEO, Founder / Fractional Biotech CFO for Clients

September 2014 - Present (10 years 11 months)

Carlsbad, CA

Cornerstone was founded in 2015 to provide full service fractional CFO consulting services to early stage, start up biotechs.

Summary of select biotech executive level positions & accomplishments:

• CFO & Co-Founder, Origami Therapeutics (Jan 16 - Present)

* Hired post-company formation to assist CEO in setting up company, build team, & raise Seed financing (in process)

• CFO, Therini Bio (July 19 - Present)
* Hired post-Seed financing to build team, setup operations & raise money (Dec 19 - added 1 investor to Seed financing; Apr 21 - completed over-subscribed $17M Seed ext financing w/ 4 new investors; Mar 23 - Mar 25 - raised $75M Series A financing

• CFO (interim), Respivant Sciences (Aug - Jan 21)
* Hired to transition Patara Pharma LLC activities into Respivant, setup 4 legal entity structure (3 foreign), & recruit, hire & train full accounting team, last individual remaining to wind down company in 21

• CFO, Patara Pharma, LLC (Nov 17 - Aug 18, Aug 18 - Present, post-sale activities/ultimate ABC wind down)
* Hired to assist CEO w/ bridge financing & complete an exit transaction (Dec 17 - completed $2M bridge loan w/ existing investors & Aug 18 - successful exit pre-Phase 2b via asset sale w/ Respivant Sciences (wholly owned sub of Roivant Sciences), in 21 reverted assets back from Respivant Sciences as part of wind down

• CFO, Thesan Pharma (July 17 - May 18)
* Hired by BODs in a rescue situation to evaluate $4M bridge loan proposed to investors by former management & provide recommendations (Feb & Apr 18 - sold 2 of 3 assets to former Thesan CEO, May 18 - completed ABC transition for wind down)

• CFO, Tripex Pharma, LLC (Feb - Oct 15: active entity, Oct 15 - Present: post-sale activities)
* Hired to assist CEO in acquiring pre-approval asset from Allergan & selling asset to a 3rd party (Oct 15 - successful exit post-approved product/pre-commercial launch via asset sale w/ Raptor Pharma)

Rempex Pharmaceuticals, Inc.
Vice President, Finance & Administration, Co-Founder
June 2011 - September 2014 (3 years 4 months)
San Diego, CA

Rempex was acquired by The Medicines Company in Dec. 2013 and continues to operate as a wholly-owned subsidiary.

Integral executive management team member and played a major role in raising $76M in VC funding and negotiations/due diligence associated with acquisition that resulted in a successful exit at pre-Phase III. Effectively managed accounting and administrative departments (including HR & IT) and kept company within budget and reasonable timelines for multiple concurrent R&D programs managing up to $50M/year in expenditures and cash flows. Successful parallel processes performed for VC financing/bridge funding/ acquisitions with respect to due diligence and agreement negotiations (to allow the Company to have the option of which deal to take), including managing multiple budget scenarios and presentations to Board of Directors. Effectively researched and managed complex tax structuring associated with employee equity pools, creating an Australian subsidiary for R&D tax credits, and acquisition/spin-off related matters. Successfully designed and implemented a cost proposal and funding structure and negotiated a government cost-sharing contract with Biomedical Advanced Research and Development Authority (BARDA) (worth $90M over a 5 year period) and designated as Administrative Contact, including hiring personnel needed, restructured accounting system and implemented policies and procedures to appropriately account for fringe and overhead (F&A) rates.

Mpex Pharmaceuticals

Controller & Director of Finance

September 2006 - June 2011 (4 years 10 months)

San Diego, CA

Mpex was acquired by Axcan Holdings Inc. in Aug. 2011 – staged acquisition, merger agreement entered into in Apr. 2011.

Joined the Company as the only accounting department staff person and over time built a lean, efficient accounting and administrative team (including HR and IT) that became an integral part of the company with direct and continual open lines of communication with R&D teams for efficient and effective budgeting and forecasting performed on a continual basis. Successfully negotiated with the acquiring public company to allow my private company finance team to continue to manage a $60M Phase III development budget (including clinical trials, manufacturing, regulatory, NDA compilation work, etc.) post-acquisition for 2 years, which was completed on time and under budget, and became a direct liaison for the Joint Steering Committee for this collaboration. The unique structure and cost-reimbursement to Rempex

aided in the acquisition being named a finalist for “Deal of the Year” by Scrip magazine.

Other responsibilities included:
1.) Prepared monthly and annual financials in accordance with GAAP, including variance analysis and
reports/reviewed them with management personnel and ensured compliance with regulatory,
government grants and other contracts
2.) Managed treasury function, including cash management and cash flow forecasting
3.) Responsible for equity accounting and stock administration, including stock option paperwork
4.) Responsible for the administration of corporate insurance policies and all Company employee
benefits, including insurance plans, 401(k) plan, and supplemental insurance plan (Aflac).
5.) Responsible for all deliverables and main point of contact for all finance external vendors, including
409(A) valuations, external auditors, and tax returns, etc.

CBIZ MHM, LLC

Assurance Services Manager

July 2000 - September 2006 (6 years 3 months)

San Diego, CA

Effectively supervised and managed multiple audit engagement teams, developed various internal training programs, counseled and advised employees through formal programs and informally, and developed and monitored budgets, negotiation of fees, and communicate observations and recommendations to client management and its Audit Committees. Also, was designated as a technical reviewer of ERISA audits.

Additional areas of work included:
1.) Current knowledge of GAAP, accounting terminology, and auditing methods
2.) Prepare, review, and analyze financial statements and footnote disclosures for various industries,
such as high tech, distributors, and employee benefit plans
3.) Identify, research, and resolve accounting and audit technical issues to ensure a proper audit

approach is performed and financial statement disclosure is accurate

SeaWorld San Diego
Accounting Clerk
October 1998 - May 2000 (1 year 8 months)
San Diego, CA

• Perform daily reconciliation of sales and make necessary adjustments.
• E-mail management for each department with daily discrepancies.
• Track trends of employee discrepancies through Access database and relay information to Investigations.
• Give presentations to top management regarding procedural revisions or suggestions.
• Testify in court as Keeper of Records on behalf of SeaWorld.
• Trained six people in the Audit Department.

Education

University of San Diego
Bachelor of Accountancy, Accounting · (1996 - 2000)